Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

Earnings available for fixed charges are calculated first, by determining the sum of: (a) income (loss) from continuing operations before income taxes and equity income; (b) distributed equity income; (c) fixed charges, as defined below; and (d) amortization of capitalized interest, if any. From this total, we subtract capitalized interest and net income attributable to noncontrolling interests.

Fixed charges are calculated as the sum of: (a) interest costs (both expensed and capitalized); (b) amortization of debt expense and discount or premium relating to any indebtedness; and (c) that portion of rental expense that is representative of the interest factor.

	Year ended December 31,
(in Rmb million, except ratios)	2008	2009	2010	2011	2012

Fixed charges:

Interest expense	36	68	288	438	282

Capitalized interest	524	440	394	1,150	1,549

Portion of rental expense which represents interest factor	—	—	—	—	—

Total Fixed charges	560	508	682	1588	1,831

Earnings available for fixed charges:

Pre-tax income from continuing operations	57,880	40,821	72,603	92,565	90,172

Less: Share of profits from equity-accounted entities	(374)	(173)	(398)	(567)	27

Add: Distributed income of equity investees	624	239	147	184	90

Add: Fixed charges	560	508	682	1,588	1,831

Less: Capitalized interest net of amortization	(524)	(202)	(83)	(853)	(1,003)

Less: Net income – noncontrolling interests	—	—	—	—	—

Total Earnings available for fixed charges	58,166	41,193	72,951	92,917	91,117

Ratio of earnings to fixed charges	103.87	81.09	106.97	58.51	49.76